UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Kossner, Wolfgang M.
   Freyenthurn 1
   9020 Klagenfurt,
   AUSTRIA
2. Issuer Name and Ticker or Trading Symbol
   Global Capital Partners, Inc.
   ("GCAP")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/29/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $0.|--    |--  | |--                |-- |--         |1,820,420          |I     |(1)                        |
05 per share               |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Class C Common Stock P|$7.00   |02/07|S   | |75,000     |D  |Immed|02/19|Common Stock|75,000 |$1.25(2|--          |I  |(1)         |
urchase Warrants      |        |/00  |    | |           |   |iatel|/02  |, par value |       |)      |            |   |            |
                      |        |     |    | |           |   |y    |     |$.05 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Class C Common Stock P|$7.00   |02/07|G   | |125,000    |D  |Immed|02/19|Common Stock|125,000|(3)    |200,000     |I  |(1)         |
urchase Warrants      |        |/00  |    | |           |   |iatel|/02  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |y    |     |$.05 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Stock Options (Right t|$10.00  |10/24|J   |V|200,000    |D  |02/01|08/01|Common Stock|200,000|(4)    |0           |I  |(4)         |
o Buy)                |        |/97  |    | |           |   |/97  |/01  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.05 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) 1,587,920 shares and all Class C Warrants are owned indirectly through General Partners Beteiligungs, AG ("GP"), of which Mr. Kossner is a principal stockholder. 200,000 shares are owned by Karntner Landes und Hypothekenbank, AG (the "Bank") as nominee for GP. Mr. Kossner may be deemed to have voting and investment power with respect to these shares. Also includes 32,500 shares held by the Bank as nominee for Central and Eastern European Fund, of which Mr. Kossner is a director, and the inclusion of which shall not be construed as an admission that Mr. Kossner is the beneficial owner of such shares.
(2) All proceeds received in connection with this transaction were paid to the Issuer. No proceeds were received by the reporting person.
(3) No consideration was received in exchange for these
warrants.
(4) The options expired or were cancelled in August 1999 with no value received by the reporting person therefor. The options were owned by GP.
SIGNATURE OF REPORTING PERSON
/s/ Wolfgang Kossner
DATE
March   10,  2000